Exhibit 99.1 Press release

Quarterhill Commences Odd Lot Sell Program

Kitchener, Canada – August 8, 2019 – Quarterhill Inc. (“Quarterhill”) (TSX: QTRH) (NASDAQ: QTRH) today announced that it is commencing an odd lot selling program (the “Program”) for registered and beneficial Quarterhill shareholders who own 99 or fewer Quarterhill common shares (“Common Shares”).

The Program will benefit Quarterhill shareholders who hold 99 or fewer Common Shares and want to sell their Common Shares without paying brokerage commissions, thereby avoiding fees that could represent a material percentage of their proceeds. Additionally, this should permit any interested shareholder who does not have a brokerage account the ability to sell their Common Shares without the inconvenience of opening such an account.

The Program will be open to registered and beneficial Common Shareholders who reside in Canada or the United States and who own 99 or fewer Common Shares as of the record date of August 7, 2019. The Program will run until September 16, 2019 unless otherwise extended and will operate through the facilities of the Toronto Stock Exchange (the “TSX”) in compliance with the TSX’s policy relating to Odd Lot Selling and Purchase Arrangements.

Quarterhill has arranged for Computershare Investor Services Inc. (“Computershare”) to manage the Program and facilitate the sale of the Common Shares on the TSX. Qualification details and questions regarding the Program should be directed to Computershare by calling toll-free at 1-800-564-6253. An information booklet with details as to how to participate in the Program will be mailed to eligible Quarterhill shareholders and is available at www.quarterhill.com under the “Investors” tab.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, any securities in any jurisdiction. Quarterhill is not offering to purchase your Common Shares; Quarterhill is not making any recommendation as it relates to holding or selling Common Shares and is not making any representation as to the price you may realize on the sale of your Common Shares. Eligible Quarterhill shareholders may wish to obtain advice from their brokers or financial advisors as to the advisability of participating in the Program. The tax consequences for each Quarterhill shareholder from participating in the Program may vary. Quarterhill and Computershare make no representations with respect to the tax consequences from participating in the Program for any Quarterhill shareholders. Quarterhill specifically recommends each Quarterhill shareholder to consult their respective personal tax advisors as to the consequences to them of a sale of their Common Shares under the Program. Participation in the Program is entirely voluntary.

About Quarterhill

Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including, vertical market software and solutions, intelligent industrial systems, and innovation and licensing. Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated

Press release

management teams.  Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com.

For media and investor inquiries, please contact:

Dave Mason
Investor Relations
T : 613.688.1693
E : ir@quarterhill.com

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